SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Eagle Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

269796 108

(CUSIP Number)

Pasquale DeAngelis

ProQuest Associates IV LLC

2430 Vanderbilt Beach Road, 108-190

Naples, FL 34109

(609) 919-3567

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796 108	13D	Page 2 of 10 Pages

1.	Name of Reporting Persons ProQuest Investments IV, L.P. (“ProQuest”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,584,087
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,584,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,584,087
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.5%(2)
14.	Type of Reporting Person (See Instructions) PN

_______________________

(1) This schedule is filed by ProQuest Investments IV, L.P. (“ProQuest”), ProQuest Associates IV, LLC (“PQA IV”), ProQuest Financial LLC (“PQF”), and Jay Moorin and Alain Schreiber (Messrs. Moorin and Schreiber referred herein collectively as the “Listed Persons”). PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF. ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The percentage is based on an aggregate of 15,227,165 shares of Common Stock outstanding as of March 3, 2017.

CUSIP No. 269796 108	13D	Page 3 of 10 Pages

1.	Name of Reporting Persons ProQuest Associates IV LLC (“PQA IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,584,087(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,584,087(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,584,087(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.5%(3)
14.	Type of Reporting Person (See Instructions) OO

_______________________

(1) This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons. PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF. ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 3,584,087 shares owned by ProQuest.

(3) The percentage is based on an aggregate of 15,227,165 shares of Common Stock outstanding as of March 3, 2017.

CUSIP No. 269796 108	13D	Page 4 of 10 Pages

1.	Name of Reporting Persons ProQuest Financial LLC (“PQF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,777(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,777(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,777(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.2% (3)
14.	Type of Reporting Person (See Instructions) OO

_______________________

(1) This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons. PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF. ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 6,777 shares and currently exercisable options to purchase 30,000 shares of Common Stock.

(3) The percentage is based on an aggregate of 15,227,165 shares of Common Stock outstanding as of March 3, 2017.

CUSIP No. 269796 108	13D	Page 5 of 10 Pages

1.	Name of Reporting Persons Jay Moorin (“Moorin”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,644,138(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,644,138(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,644,138(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.9%(3)
14.	Type of Reporting Person (See Instructions) IN

_______________________

(1) This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons. PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF. ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 3,584,087 shares owned by ProQuest, 6,777 shares owned by PQF, 23,274 shares owned by Moorin through an IRA and currently exercisable options to purchase 30,000 shares of Common Stock held by PQF.

(3) The percentage is based on an aggregate of 15,227,165 shares of Common Stock outstanding as of March 3, 2017.

CUSIP No. 269796 108	13D	Page 6 of 10 Pages

1.	Name of Reporting Persons Alain Schreiber (“Schreiber”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,620,864(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,620,864(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,620,864(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 23.7%(3)
14.	Type of Reporting Person (See Instructions) IN

_______________________

(1) This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons. PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF. ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of 3,584,087 shares owned by ProQuest, 6,777 shares owned by PQF and currently exercisable options to purchase 30,000 shares of Common Stock held by PQF.

(3) The percentage is based on an aggregate of 15,227,165 shares of Common Stock outstanding as of March 3, 2017.

CUSIP No. 269796 108	13D	Page 7 of 10 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the “Amendment No. 4”) amends the Schedule 13D filed on February 21, 2014 and amended on August 19, 2016, September 23, 2016, and January 6, 2017 (and as amended by this Amendment No. 4, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) thereof, as amended. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. All capitalized terms not otherwise defined in this Amendment No. 4 shall have the meanings attributed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

On April 25, 2017, PQF exercised stock options and acquired an aggregate of 54,180 shares of Common Stock for an aggregate purchase price of $1,855,676.80. The source of funds for such purchase was proceeds from sale of the shares underlying the stock options.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following sentence as a new second paragraph:

PQF exercised the options for investment purposes, prior to the expiration of such options.

Item 5.	Interest in Securities of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)

(1)       The percentage is calculated based upon 15,227,165 shares of Common Stock outstanding as of March 3, 2017 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2016.

(2)       PQA IV is the general partner of ProQuest.

(3)       The Listed Persons are the managing directors of ProQuest and PQF.  Of the total shares reported on this Schedule 13D, 3,584,087 are shares held by ProQuest, 6,777 are shares held by PQF, 23,274 are shares held by Moorin through an IRA and 30,000 are shares subject to currently exercisable options held by PQF.  Each Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(4)       The Listed Persons resigned from the Board of Directors of the Issuer on June 29, 2016.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c)       Except as set forth below with respect to the exercise of stock options and shares of Common Stock sold on the open market in the ordinary course of business, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty (60) days:

CUSIP No. 269796 108	13D	Page 8 of 10 Pages

Sales of Common Stock:

Date	Reporting Person	Amount Disposed	Price	Price Range for weighted average prices
03/16/17	ProQuest	9,120	$82.08*	$82.00 - $82.45
03/17/17	ProQuest	38,997	$82.01*	$82.00 - $82.10
03/20/17	ProQuest	51,883	$82.10*	$82.00 - $82.55
03/21/17	ProQuest	500	$83.10*	$83.00 - $83.49
03/23/17	ProQuest	700	$83.01*	$83.00 - $83.07
03/27/17	ProQuest	37,731	$83.00	--
03/27/17	PQF	400	$83.00	--
03/27/17	Moorin	1,300	$83.00	--
03/28/17	ProQuest	6,182	$83.02*	$83.00 - $83.13
03/29/17	ProQuest	58,755	$83.01*	$83.00 - $83.11
03/29/17	PQF	500	$83.01	--
03/29/17	Moorin	1,600	$83.01	--
03/30/17	ProQuest	6,233	$83.00*	$83.00 - $83.03
03/31/17	ProQuest	23,689	$83.02*	$83.00 - $83.42
04/03/17	ProQuest	61,420	$83.13*	$83.00 - $83.51

*Constitutes the weighted average purchase price for multiple transactions. The Reporting Persons will provide upon request by the Commission staff, the issuer or a security holder of the issuer, full information regarding each separate transaction.

CUSIP No. 269796 108	13D	Page 9 of 10 Pages

Exercises of Stock Options (acquisition of shares of Common Stock):

Date	Reporting Person	Amount of Shares Acquired upon Exercise of Options	Exercise Price Per Share	Aggregate Price
03/25/17	PQF	2,340	$0.90	$2,106.00
03/25/17	PQF	2,340	$4.04	$9,453.60
03/25/17	PQF	2,340	$8.78	$20,545.20
03/25/17	PQF	2,340	$8.78	$20,545.20
03/25/17	PQF	2,340	$8.78	$20,545.20
03/25/17	PQF	3,120	$4.42	$13,790.40
03/25/17	PQF	9,360	$12.67	$118,591.20
03/25/17	PQF	10,000	$46.09	$460,900.00
03/25/17	PQF	20,000	$59.31	$1,189,200.00

CUSIP No. 269796 108	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2017

PROQUEST INVESTMENTS IV, L.P.		PROQUEST ASSOCIATES IV LLC

By:	ProQuest Associates IV LLC
	its General Partner	By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
By:	/s/ Pasquale DeAngelis		Title: Managing Member
Name: Pasquale DeAngelis
Title: Managing Member

PROQUEST FINANCIAL LLC		*
JAY MOORIN

By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
	Title: Administrative Partner	*
ALAIN SCHREIBER

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact Power of attorney filed as an exhibit hereto